UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Verastem, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92337C104

(CUSIP Number)

Luke B. Evnin MPM Asset Management The John Hancock Tower 200 Clarendon Street, 54th Floor Boston, MA 02116 Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 994,702
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 994,702
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 994,702
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.7%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This schedule is filed by MPM BioVentures V, L.P. (“BV V”), MPM Asset Management Investors BV5 LLC (“AM LLC”), MPM BioVentures V GP LLC (“BV V GP”), MPM BioVentures V LLC (“BV V LLC”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley, James Paul Scopa, Vaughn Kailian and John Vander Vort (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The Listed Persons are members of BV V LLC and AM LLC. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors BV5 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 38,631
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,631
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures V GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 994,702(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 994,702(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 994,702(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Represents shares of Common Stock held by BV V. BV V GP and BV V LLC are the direct and indirect general partners of BV V.
(3)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,333(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,333(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,333(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 994,702 shares of Common Stock held by BV V and 38,631 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC.
(3)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,333(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,333(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,333(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 994,702 shares of Common Stock held by BV V and 38,631 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,333(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,333(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,333(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 994,702 shares of Common Stock held by BV V and 38,631 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,333(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,333(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,333(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 994,702 shares of Common Stock held by BV V and 38,631 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) James Paul Scopa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,333(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,333(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,333(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 994,702 shares of Common Stock held by BV V and 38,631 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Vaughn M. Kailian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,333(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,333(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,333(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 994,702 shares of Common Stock held by BV V and 38,631 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

CUSIP No. 92337C104

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) John Vander Vort
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,333(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,333(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,333(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 994,702 shares of Common Stock held by BV V and 38,631 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on February 10, 2012 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed to report the open market sales of shares of common stock of Verastem, Inc. (the “Issuer”) by the MPM Entities.

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby further amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The MPM Entities sold an aggregate of 1,000,000 shares of Common Stock in open market transactions from January 7, 2013 through July 8, 2013 for aggregate proceeds of $13,122,040.

Item 5.	Interest in Securities of the Issuer

“Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons is provided as of July 8, 2013:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV V	994,702	994,702	0	994,702	0	994,702	4.7%
AM LLC	38,631	38,631	0	38,631	0	38,631	0.2%
BV V GP(2)	0	0	994,702	0	994,702	994,702	4.7%
BV V LLC(3)	0	0	1,033,333	0	1,033,333	1,033,333	4.9%
Ansbert Gadicke(4)	0	0	1,033,333	0	1,033,333	1,033,333	4.9%
Luke Evnin(4)	0	0	1,033,333	0	1,033,333	1,033,333	4.9%
Todd Foley(4)	0	0	1,033,333	0	1,033,333	1,033,333	4.9%
James Paul Scopa(4)	0		1,033,333	0	1,033,333	1,033,333	4.9%
Vaughn Kailian(4)	0		1,033,333	0	1,033,333	1,033,333	4.9%
John Vander Vort(4)	0	0	1,033,333	0	1,033,333	1,033,333	4.9%

(1)	This percentage is calculated based upon 21,289,319, shares of the Issuer’s common stock outstanding on April 30, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2013.
(2)	Includes securities held by BV V. BV V GP and BV V LLC are the direct and indirect general partners of BV V.
(3)	Includes securities held by BV V and AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC.
(4)	Includes securities held by BV V and AM LLC. The Reporting Person is a member of BV V LLC.

(c)	The Reporting Persons sold the following shares of Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Sale	Sold by MPM BV V	Sold By AM LLC	Price Per Share
6/13/2013	33,577	1,305	$11.12
6/14/2013	12,514	486	$11.13
6/17/2013	21,177	823	$11.12
6/18/2013	20,729	805	$11.70
6/19/2013	40,429	1,571	$12.24
6/20/2013	16,364	636	$12.33
6/21/2013	13,476	524	$12.58
6/24/2013	24,807	964	$12.44
6/25/2013	11,661	453	$12.58
6/26/2013	67,484	2,621	$13.28
6/27/2013	96,260	3,740	$13.59
6/28/2013	74,482	2,894	$13.87
7/1/2013	21,177	823	$14.15
7/2/2013	19,252	748	$14.24
7/3/2013	8,663	337	$14.08
7/5/2013	30,802	1,198	$14.51
7/8/2013	14,783	574	$14.68
7/8/2013	343,648	13,352	$14.00

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

(d) Not applicable.

(e) On July 8, 2013, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Company. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby supplemented by adding the following in appropriate order:

C. Agreement regarding filing of joint Schedule 13D/A.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2013

MPM BIOVENTURES V GP LLC

By:	MPM BioVentures V LLC, its Managing Member

By:	/s/ Luke B. Evnin
Name:	Luke B. Evnin
Title:	Member

MPM BIOVENTURES V LLC

By:	/s/ Luke B. Evnin
Name:	Luke B. Evnin
Title:	Member

MPM BIOVENTURES V, L.P.

By:	MPM BioVentures V GP LLC, its General Partner
By:	MPM BioVentures V LLC, its Managing Member

By:	/s/ Luke B. Evnin
Name:	Luke B. Evnin
Title:	Member

MPM ASSET MANAGEMENT INVESTORS BV5 LLC

By:	MPM BioVentures V LLC
Its: Manager

By:	/s/ Luke B. Evnin
Name:	Luke B. Evnin
Title:	Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

By:	/s/ Luke B. Evnin
Name:	Luke Evnin

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ James Paul Scopa
Name:	James Paul Scopa

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian

By:	/s/ John Vander Vort
Name:	John Vander Vort

Exhibit Index

C.	Agreement regarding filing of joint Schedule 13D.